FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")
#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

March 13, 2026.

Item 3 News Release

The press release attached as Schedule "A" was released on March 13, 2026 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

March 13, 2026.

Schedule "A"

AMC Robotics and HIVE Announce Collaboration to Advance AI-Driven Robotics Compute Infrastructure

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated October 31, 2025.

San Antonio, Texas--(Newsfile Corp. - March 13, 2026) - AMC Robotics Corporation (NASDAQ: AMCI) ("AMC Robotics" or the "Company"), an AI-driven robotics solutions provider, and HIVE Digital Technologies (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (BVC: HIVECO) ("HIVE"), a global leader in sustainable digital infrastructure and AI compute, today jointly announced a strategic collaboration focused on advancing next-generation AI-driven robotics applications and scalable infrastructure capabilities.

Through this collaboration, AMC Robotics has begun utilizing HIVE's GPU AI compute infrastructure and related services to support the Company's expanding development, testing, and deployment needs. In parallel, the two companies are actively exploring broader areas of cooperation, including potential collaboration across AI optimization, data processing, and infrastructure scalability to support future product initiatives.

AMC Robotics recently featured its AI-powered quadruped robot Kyro™ at the Tokyo Security Show 2026, as an active demonstration of autonomous security technology. The robot serves as a mobile AI edge computing platform, capable of operating independently in complex environments and supporting real-time monitoring and inspection. During the exhibition, Kyro™ performed live demonstrations of autonomous navigation, abnormal heat detection, and remote operation, showcasing how robotics can support security and inspection tasks in challenging environments.

A video demonstration of AMC Robotics' Kyro™ platform in action is available at https://amc-media.amcx.ai/rebotdog.mp4. Additional information on AMC's robotic solutions can be found at https://amcx.ai/solutions/robotic-dogs/.

As AMC Robotics continues advancing AI-driven robotics applications, particularly for real-time video processing and navigation, access to scalable GPU computing infrastructure becomes increasingly critical. HIVE has been expanding its GPU AI Cloud infrastructure globally through its BUZZ HPC subsidiary, servicing growing enterprise demand across AI training, inference, and now robotics workloads, where it will provide AMC Robotics with the compute resources needed to support its growing development and deployment activities.

The collaboration reflects a shared vision between AMC Robotics and HIVE to accelerate innovation at the intersection of artificial intelligence, robotics, and intelligent infrastructure. By leveraging HIVE's technical capabilities and AMC Robotics' application-driven robotics platform, the parties aim to enhance performance efficiency, development flexibility, and long-term scalability.

"As we continue to expand our AI-driven robotics solutions, access to reliable and scalable infrastructure is increasingly important," said Sean Da, CEO of AMC Robotics. "Our collaboration with HIVE supports our current operational needs while also opening the door to potential deeper collaboration as we look ahead."

Frank Holmes, Co-Founder & Executive Chairman of HIVE, stated, "We are seeing the next turn of the AI industrial revolution with the advent of robotics, for security, for logistics, and many new novel applications in manufacturing. This is accelerating as the autonomy, stability, and accuracy of AI-enabled robots evolve. These machines will take on the dangerous, the dull, and the impossible, and the companies building the infrastructure behind them will define the next decade. We are seeing massive investment from the most valuable companies in the world into AI robotics (notably Tesla's Optimus robots), and the HIVE and AMC Robotics strategic collaboration positions our firms right in the center of these growing markets."

Aydin Kilic, President & CEO of HIVE, said, "We believe robotics applications may represent a growing area of demand for AI compute infrastructure. As our GPU AI Cloud platform expands globally to service growing AI demand and broad industrial use cases, we see meaningful opportunities to work with AMC Robotics as it advances intelligent robotics applications across a growing range of use cases. As innovators in our respective fields, HIVE's BUZZ GPU AI Cloud will provide scalable and high-performance compute for AMC Robotics' ramp from lab to real-world deployment at scale."

The companies emphasized that the collaboration is expected to evolve over time as HIVE scales its global infrastructure and AMC Robotics moves toward production deployment. Any future arrangements would be subject to further evaluation and mutually agreed terms.

About AMC Robotics Corporation

AMC Robotics (Nasdaq: AMCI) is an AI-driven robotics company focused on developing intelligent, scalable hardware and software solutions. The Company's quadruped robotic platform, Kyro™, enables industries to automate inspection, security, and operational tasks through autonomous mobility and AI-powered perception.

For more information, please visit www.amcx.ai.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered by green energy. Today, HIVE builds and operates next-generation Tier-I and Tier-III data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing clients. HIVE's twin-turbo engine infrastructure-driven by hashrate services and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding, HIVE Digital Technologies
Frank Holmes, Executive Chairman, HIVE Digital Technologies

Aydin Kilic, President & CEO, HIVE Digital Technologies

Tel: (604) 664-1078

Craig Mychajluk, Managing Director - Investor Relations, Alliance Advisors IR

E: AMCRoboticsIR@allianceadvisors.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain statements that constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company's possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, and the effects of regulation. These forward-looking statements are based on the Company's management's current expectations, projections, and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose," and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions, and other important factors, many of which are outside of the Company's control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions, and other important factors include, but are not limited to: (a) challenges in opening operations in newjurisdictions, including but not limited to compliance with local ordinances, obtaining any necessary permits and regulatory oversight; (b) the ability to recognize the anticipated benefits of the newoperations; (c) the outcome of any legal proceedings that may be instituted against the Company; (d) the ability to continue to meet the applicable stock exchange listing standards; (e) the effect of the Company's recently completed business combination with AlphaVest Acquisition Corp ("AlphaVest") on the Company's business relationships, performance, and business generally and the risk that such transaction further disrupts current plans and operations of the Company or its subsidiaries; (f) the ability to recognize the anticipated benefits of the transaction with AlphaVest, which may be affected by, among other things, competition, the ability of the Company to growand manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations); (h) the possibility that AMC Robotics may be adversely affected by other economic, business, and/or competitive factors; (i) AMC Robotics' estimates of expenses and profitability; and (j) other risks and uncertainties indicated under "Risk Factors" contained in the definitive proxy statement/prospectus for the transaction with AlphaVest, and other documents filed or to be filed with the SEC by AMC Robotics. Copies are available on the SEC's website, www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of newinformation, future events, or otherwise. The Company gives no assurance that it will achieve its expectations.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/288386